Mail Stop 3561

      June 1, 2005

Mr. Michael C. Azar, President
Oakmont Acquisition Corp.
33 Bloomfiled Hills Parkway
Suite 240
Bloomfield Hills, Michigan 48304

      Re:	Oakmont Acquisition Corp.
		Registration Statement on Form S-1
      Filed May 4,  2005
      File No. 333-124621

Dear Mr. Azar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.
2. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the securities registered for sale.
3. We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds.
4. We note your disclosure concerning the ability of the company to enter into multiple combination transactions while still meeting the
80% of net assets test. Please provide additional disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.
5. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors, as well as the representative in this offering. We may have further comment.
6. We note the structure of this offering and its similarity to numerous other blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. Supplementally identify for us the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which the principals, officers, directors, affiliates or counsel involved in this offering have been involved; the Securities Act form the identified registrants filed on; if applicable, the date of effectiveness; and, the status of the offerings thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist us in this regard, please present the information in a tabular format. We may have further comment.
7. We note your disclosure on the prospectus cover page and elsewhere disclosing the current state of considerations and discussions concerning a business combination involving the company. Please expand such disclosure to address whether or not the company has identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. In addition, if management, the directors, or any affiliate, agent or other representative of any of the company, directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. Please note that we are not asking simply whether a potential business combination candidate has been "selected," but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, with respect to one or more specific business combination transactions involving the company, or merely general considerations as to the company and a business combination transaction. In providing such disclosure, please make every effort to be complete and thorough in your discussion to ensure that all possible persons or entities, activities and circumstances for which we are seeking disclosure are covered by such disclosure. Please note that the inclusion of incomplete, qualified, or limited disclosure is likely to result in additional comment. Please see Instruction 6 to Item 504 of Regulation S-K.

Prospectus Summary
8. Please delete the reference to "incorporated by reference in this prospectus". There is no provision for incorporation of disclosure by reference into an S-1 prospectus.
9. Clarify that the "Current Report on Form 8-K. . ." will be filed with the Securities & Exchange Commission and whether it will be distributed to unit holders.

Risk Factors, page 6
10. Add a risk factor to disclose that the company intends to reimburse its initial security holders, including its officers and directors, for out-of-pocket expenses incurred by them on behalf of the company, and that there is no limit on the amount of such expenses reimbursed by the company.
11. The risk in the second risk factor is not clear. It appears to duplicate the third, which appears to better state the nature of the risk to an investor in the event an acquisition is not made in the required time-frame.
12. Please delete risk factor five which is generic and applies to all businesses.
13. Please identify the members of management that you expect to remain associated with the company following a business combination as stated in risk factor nine. In addition, please clarify what is meant by "associated."
14. Affirmatively state in risk factor 11 whether any of your officers, directors, or affiliates of the same have ever been associated with blank check companies. In addition, reconcile risk factor 11 with risk factor 13, which indicates that members of management have been affiliated with blank check companies.

15. The 17th and 18th risk factors do not appear to represent material risks and/or duplicate others; the 19th is not clear. We suggest they be deleted.
16. The risk in the 27th is not clear.
17. Please add a separate risk factor to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.

Use of Proceeds, page 15
18. Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in this section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, investors could lose their entire investment from the outset since the company would no longer have funds with which to conduct its search.
19. Please note the type-size of footnotes under this caption, and elsewhere in the prospectus, must be the same legibility as the body of the document; see Rule 420(a) of Regulation C.

Proposed Business, page 21
20. "Industrial manufacturing" and "distribution companies" represent two distinct industries. Please discuss them separately and in the order of their priority to your acquisition strategy.
21. Elaborate here, in the Summary and elsewhere, as appropriate, on your discussion of the desired attributes as to acquisition candidates to specifically discuss the attributes and criteria to be focused upon by the company as well as the rationale and logic behind the attributes and criteria selected (e.g., desired and/or required ranges of annual revenues, EBITDA, net income, etc.).
22. In the paragraph under the heading "We have not identified a target business," and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify for each identified segment, the number of segment participants that qualify as potential combination candidates given the company`s established criteria, and identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.
23. In the paragraph under the heading "Sources of a target businesses," we note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders or officers or directors of the company. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders and officers and directors will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.
24. Under the heading "Selection of a target business and structuring a business combination," please address any known or contemplated tax consequences to the company or investors in this offering should you consummate a business combination.

Management, page 29
25. Please include KrisLee & Associates under Mr. Skadalaris`s business description and disclose the business of this entity.

Underwriting, page 40
26. Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
27. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
28. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.
29. Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. It is therefore, in our judgment, not a firm commitment arrangement. Please revise the agreement or the prospectus.

Financial Statements

Note 2. Proposed Public Offering, F-8
30. Please expand your disclosure to include a discussion of the purchase option granted to Morgan Joseph & Co., the representative of the underwriters. Please include a description of the purchase option and the consideration received as disclosed on page 41.

Note 4. Commitment, F-8
31. Please disclose in a note to the financial statements the following commitments which are disclosed in other areas of your prospectus:

* The commitment to pay fees of 7% of the gross offering proceeds to
Morgan Joseph & Co. at the closing of the offering as disclosed on page 15;

* The commitment by the chief executive officer and president that they or their affiliates will purchase within the first forty days after the warrants have traded separately up to 1,600,000 warrants as disclosed on page 33.








Part II

Exhibits

32. We note that the opinion and consent of counsel remain to be filed by amendment.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director

cc:	Joel L. Rubinstein, Esq.
	Fax: (212) 547-5444